Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” and to the use of our reports dated March 2, 2020, with respect to the consolidated financial statements of IBERIABANK Corporation and subsidiaries included in First Horizon Corporation’s Current Report on Form 8-K dated April 23, 2020 and Current Report on Form 8-K/A dated September 15, 2020, each incorporated by reference into the Registration Statement (Form S-3 No. 333-229338) and the final prospectus supplement of First Horizon Corporation dated April 28, 2021 for the registration of 1,500 shares of its non-cumulative perpetual preferred stock, Series F and 6,000,000 related depositary shares.

/s/ Ernst & Young LLP

New Orleans, LA

May 3, 2021